Exhibit (b)(2)
GS MEZZANINE PARTNERS V, L.P.
85 Broad Street
New York, New York 10004
January 14, 2008
Swingset Holdings Corp.
Swingset Acquisition Corp.
c/o Bain Capital Partners, LLC
111 Huntington Ave.
Boston, MA 02199
Attention: Jordan Hitch
                 David Humphrey
Ladies and Gentlemen:
     We understand that a Delaware corporation (“Merger Sub”) formed at the direction of, and controlled by, Bain Capital Partners, LLC (together with its affiliates, the “Sponsor”), and which will be a direct wholly owned subsidiary of another Delaware corporation (“you” or “HoldCo”), also newly formed at the direction of, and controlled by, the Sponsor, intends to effect the acquisition of an entity identified to us as “Swingset,” a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Acquisition Agreement”), among Merger Sub, HoldCo and the Company, pursuant to which Merger Sub will be merged with and into the Company, with the Company as the surviving corporation of the merger (the “Acquisition” and the Company and its subsidiaries, the “Acquired Business”). Upon consummation of the Acquisition, HoldCo will be a holding company that directly owns, and the sole asset of which is, all of the outstanding capital stock of the Company as the surviving entity of the merger pursuant to which the Acquisition is effected (referred to after the Acquisition as “OpCo” and, together with HoldCo, the “Companies”).
     We further understand that, in order to finance the Acquisition, refinance certain existing indebtedness of the Company in connection with the Acquisition, and pay related transaction fees and expenses (collectively, the “Transactions”), you will require funds to be provided from the following sources (in addition to certain available cash on the balance sheet of the Company):
          (a) the borrowing by OpCo of approximately $365 million aggregate principal amount of Tranche B term loans under a senior secured credit facility (such term loans, together with a revolving credit facility of approximately $75 million, of which no more than $15 million (except to the extent used to fund upfront fees for the account of lenders) may be drawn at Closing, the “Senior Credit Facilities”), pursuant to that certain commitment and related letters from Goldman Sachs Credit Partners L.P. (the “Lead Arranger”) substantially in the form previously furnished to us (collectively, the “Bank Commitment Letter”);
          (b) the issuance and sale by HoldCo to the Purchasers of its senior notes (the “HoldCo Notes”) on the terms described herein in an original principal amount of $110 million, provided, that if the Tranche B term loans funded at Closing under the Senior Credit Facilities are less than $365 million, as a result of the exercise by the Lead Arranger of its rights under the first bullet of the eighth paragraph of the Fee Letter referred to in the Bank Commitment Letter to reallocate a portion of the Tranche B term loans equal to 0.25x the consolidated adjusted EBITDA of HoldCo for the latest four fiscal quarter period for which financial statements are then available to the HoldCo Notes, the original principal amount of the HoldCo Notes will be increased by the amount by which the Tranche B term loans are so reduced (the principal amount by which the HoldCo Notes are so increased, the “Incremental Increase”);
          (c) the issuance and sale by OpCo to the Purchasers of its senior subordinated notes (the “OpCo Notes”; together with the HoldCo Notes, the “Notes”) on the terms described herein in an original principal amount of $300 million; and
          (d) cash common or preferred equity investments in HoldCo directly or indirectly by the Sponsor, other investors reasonably acceptable to us and certain members of existing management of the Company (including “rollovers” of existing equity investments in the Company by existing management) in an amount equal to not less than 40% of pro forma Total Consolidated Debt (as defined below) and equity capitalization of HoldCo after consummation of the Acquisition (the "Equity Contribution"). For purposes hereof, “Total Consolidated Debt” means the full amount of the Senior Credit Facilities (to the extent borrowed on the Closing Date but excluding any borrowings under the revolving credit facility under the Senior Credit Facilities for the payment of upfront fees for the account of lenders), the HoldCo Notes, the OpCo Notes and any indebtedness for borrowed money (for the avoidance of doubt, excluding indebtedness secured by the Existing Mortgages (as defined in Annex C)) and capital leases of the Acquired Business which is not repaid on the Closing Date.
     Notwithstanding the foregoing, if the pro forma ratio of Total Consolidated Debt to consolidated adjusted EBITDA1 as of and for the most recent four fiscal quarter period for which financial statements have been delivered pursuant to Annex C is more than 6.87 to 1.00, then to the extent that such ratio exceeds 6.87 to 1.00, the aggregate principal amount of the Tranche B term loans and the Notes shall be reduced by an amount sufficient such that such ratio shall not exceed 6.87 to 1.00, with the amount of such reduction to be (a) allocated between the Tranche B term loans and the Notes pro rata to the respective original committed amounts of the Tranche B term loans and the Notes and (b) applied (after giving effect to clause (a)) to reduce the principal amount of the HoldCo Notes in full before being applied to reduce the principal amount of the OpCo Notes.
     Subject to the terms and conditions of this letter (including the annexes hereto, collectively, the “Commitment Letter”), GS Mezzanine Partners V, L.P. (the “Initial Purchaser”) hereby commits to purchase, for cash, in connection with the transactions described above (the “Transactions”), from HoldCo and OpCo, respectively, the Notes, at the Closing referred to below. You hereby agree that the Initial Purchaser shall have the right to reallocate and assign its commitment to purchase the Notes between or among the Initial Purchaser, affiliated mezzanine investment funds of the Initial Purchaser and other affiliates (other than portfolio companies) of The Goldman Sachs Group, Inc. (any such permitted assignees, referred to from and after the effective date of any such assignment, together with the Initial Purchaser, collectively, as the “Purchasers”). Except as set forth in the preceding sentence, the Initial Purchaser shall not have the right to reallocate or assign its commitment. No such permitted reallocation or assignment shall reduce or release the Initial Purchaser from its commitment to purchase the Notes hereunder until the actual funding by the relevant assignee. To the extent that the consent of the Purchasers is required prior to the Closing to effect the purchase of the Notes or take, approve or consent

1 The calculation of consolidated adjusted EBITDA as of the Closing Date shall be in accordance with Schedule 1 to Annex B.

to any other action contemplated by this Commitment Letter, the approval or consent of the Initial Purchaser shall be effective as to all other Purchasers (regardless of whether such other Purchasers have given, withheld or denied approval) and shall be deemed to have been given on behalf of all Purchasers. It is understood that the Initial Purchaser’s commitment hereunder is not subject to syndication of the Notes.
     1. Purchase and Sale. The purchase and sale of the Notes shall be at the price and subject to the terms and conditions specified herein and in the term sheet attached hereto as Annex B (the “Term Sheet”).
     2. Expiration of Commitment; Closing Date. The commitment of the Purchasers hereunder shall expire at 11:59 p.m., New York City time, on January 14, 2008 (the “Commitment Termination Time”), unless at or prior to such time you shall have previously executed and returned to the Purchasers a copy of this Commitment Letter. For purposes hereof, the “Closing Date” shall refer to the date of the closing (sometimes referred to herein as “Closing”) of the Acquisition and the issuance of the Notes. If you do execute this Commitment Letter, unless the Closing Date shall have previously occurred or the parties otherwise agree, the commitment of the Purchasers hereunder shall terminate upon the first to occur of (x) 5:00 p.m., New York City time, on June 30, 2008 (the “Termination Date”), and (y) a material breach by HoldCo of this Commitment Letter.
     3. Definitive Agreements. As soon as reasonably practicable after the execution of this Commitment Letter, you and the Purchasers shall commence the negotiation of definitive agreements and documents (the “Definitive Agreements”) relating to the issuance of the Notes and other related matters (each of which will initially be prepared by counsel to the Purchasers and which will be consistent with the Term Sheet), including:
          (a) one or more note purchase agreements (the “Note Purchase Agreement”) with respect to the Notes, among HoldCo, OpCo and the Purchasers; provided that no such agreement with any Purchaser other than the Initial Purchaser shall release the Initial Purchaser from its commitment to purchase the entire principal amount of the Notes;
          (b) an indenture with respect to the HoldCo Notes (the “HoldCo Indenture”), among HoldCo and an indenture trustee (the “Trustee”) reasonably satisfactory to the Purchasers, and an indenture with respect to the OpCo Notes (the “OpCo Indenture”), among OpCo as issuer and each of HoldCo and the other subsidiary guarantors threreunder, as guarantors (the “Guarantors”) and the Trustee (such indentures limited in aggregate principal amount to the aggregate principal amount of Notes issued on the Closing Date, together, in the case of the HoldCo Indenture, with capitalized interest thereon, in each case so long as the Purchasers constitute the Required Holders); and
          (c) an exchange and registration rights agreement pursuant to which the holders of the HoldCo Notes will receive certain registration rights with respect to the HoldCo Notes, among HoldCo and the Purchasers, and an exchange and registration rights agreement pursuant to which the holders of the OpCo Notes will receive certain registration rights with respect to the OpCo Notes, among OpCo, the Guarantors and the Purchasers, in each case as described in the Term Sheet.

     Notwithstanding anything in this Commitment Letter or the Definitive Agreements to the contrary, (a) the only representations and warranties relating to the Acquired Business the accuracy of which will be a condition to the purchase by the Purchasers of the Notes on the Closing Date will be (i) the representations and warranties made by or with respect to the Acquired Business in the Acquisition Agreement, but only to the extent that you have the right, on the date that is proposed to be the Closing Date, not to consummate the Acquisition in accordance with the Acquisition Agreement as a result of the failure of such representations and warranties to be true and correct, and (ii) the Specified Representations (as defined below), and (b) there are no conditions, implied or otherwise, to the commitments hereunder or to the purchase by Purchasers of the Notes on the Closing Date other than those expressly set forth or referred to in this paragraph, in paragraph 4 below and in the Conditions Precedent attached to the Commitment Letter as Annex C. As used herein, “Specified Representations” means representations relating to incorporation or formation; organizational power and authority to enter into the Definitive Agreements; due execution, delivery and enforceability of the Definitive Agreements; solvency; no conflicts of the Definitive Agreements with laws, charter documents or material agreements; Federal Reserve margin regulations; and the Investment Company Act. This paragraph shall be referred to herein as the “Conditionality Provision”.
     Those matters that are not covered by or made clear under the provisions of this Commitment Letter are subject to the approval and agreement of the Purchasers and you; provided that such approvals and agreements shall be in a manner that is consistent with Annex B.
     Upon the consummation of the Acquisition, the obligations of Merger Sub under the Definitive Agreements to which Merger Sub is a party will be assumed by the Company, as the surviving entity of the merger pursuant to which the Acquisition is effected.
     4. Conditions Precedent. The commitment of the Purchasers hereunder is subject to the following conditions: (i) the condition that there shall not have occurred, since December 31, 2006 (the date of the most recent audited financial statements for the Acquired Business furnished by HoldCo to the Purchasers), any event, circumstance, change, or effect that is, or would be reasonably likely to be, individually or in the aggregate, materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole or would prevent the consummation of the Acquisition (any such event, circumstance, change or effect, a “Material Adverse Effect”); provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (x) any event, circumstance, change or effect resulting from or relating to (A) a change in general economic, political or financial market conditions, including interest or exchange rates, (B) a change in the industries, or in the business conditions in the geographic regions, in which the Company and its subsidiaries operate, including, but not limited to, a change in general economic conditions that affect the industries in which the Company and its subsidiaries conduct their business, (C) any change in accounting requirements or principles required by changes in GAAP (or any interpretations thereof) or required by any change in applicable laws (or any interpretations thereof), (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any law after the date hereof, (E) any acts of terrorism or war or any weather related event, fire or natural disaster or any escalation thereof, (F) the announcement of the execution of the Acquisition Agreement (as defined below) or the pendency of the Acquisition and the other transactions contemplated thereby, including the impact thereof on relationships with current and prospective clients, employer partners, vendors, suppliers and employees of the Acquired Business, (G) the identity of HoldCo or any of its affiliates as the acquiror of the Company or any facts or circumstances concerning HoldCo or any of its affiliates, or (H) compliance with the terms of, or the taking of any action required by or the failure to take any action prohibited by, the Acquisition Agreement (other than (i) pursuant to any requirement to operate in the ordinary course of business consistent with past practice or to make the representations and warranties of the Company contained in the Acquisition Agreement accurate, or (ii) the consummation of the Acquisition) or consented to by HoldCo; except, in the case of the foregoing clauses (A), (B), (D) and (E), to the extent such event, circumstance, change or effect would have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, as compared to other persons in the industry in which the Company and its subsidiaries conduct their business after taking into account the size of the Company relative to such other persons; (y) any failure by the Company to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Company’s common stock (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Material Adverse Effect) or (z) any actions, challenges or investigations relating to the Acquisition Agreement or the transactions contemplated thereby made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) resulting from, relating to or arising out of the Acquisition Agreement or the Acquisition; (ii) the execution and delivery by OpCo, HoldCo and the Guarantors to the Purchasers of the Definitive Agreements, in each case, which shall be consistent with Annex B; and (iii) the other conditions expressly set forth in the second paragraph of paragraph 3 hereof and the Conditions Precedent attached to the Commitment Letter as Annex C.
     5. Inspections and Access to Information. From and after the date of execution of this letter by the parties hereto and until the execution and delivery of the Definitive Agreements, (a) (i) you shall use commercially reasonable efforts to cause the Company to provide the Purchasers with quarterly unaudited consolidated financial statements, and to the extent that the Company prepares monthly unaudited consolidated financial statements, any such statements, audited consolidated annual financial statements, annual and quarterly filings by the Company with the Securities and Exchange Commission, and an annual budget of the Company, (ii) you shall use commercially reasonable efforts to cause the Company to make available to the Purchasers, their representatives and legal and accounting advisors for inspection and review, the properties, books, records, accounts and documents of or relating to the Company and its subsidiaries, and (iii) you shall make available to the Purchasers, their representatives and legal and accounting advisors for inspection and review, the properties, books, records, accounts and documents of or relating to HoldCo, OpCo and their subsidiaries, and (b) you shall make available at reasonable times and to a reasonable extent your officers and employees, and use your commercially reasonable efforts to make available at reasonable times and to a reasonable extent, the officers and employees of the Company and its subsidiaries to discuss with the Purchasers, their representatives and legal and accounting advisors the business and affairs of HoldCo, OpCo, the Company, and their respective subsidiaries, as the case may be, such inspection and discussion in each case to be undertaken prior to the execution of the Definitive Agreements during normal business hours without undue interruption to the business or operations of the Company, provided, however, that (i) the rights of the Purchasers and your obligations under all of the foregoing shall not apply with respect to any information, business affairs or other matter if you or the Company and its subsidiaries believes that any of the foregoing could result in (or there could exist) a conflict of interest or could adversely affect the attorney-client privilege between you and your counsel or the Company or any of its subsidiaries and their respective counsel, (ii) the rights of the Purchasers and your obligations under the foregoing shall not apply with respect to any information, business affairs or other matter if you or the Company and its subsidiaries believes that any of the foregoing could result in (or there could exist) a breach of confidentiality obligations owed to a third party or to the extent limited by applicable law; provided, that, you use commercially reasonable efforts to obtain any requisite consent from such third parties, (iii) the Purchasers and their affiliates will hold all such information, business affairs and matters in confidence (as required by paragraph 9 below), and (iv) the rights of the Purchasers and your obligations under the foregoing shall be limited to the extent provided under the Acquisition Agreement. In addition, the Purchasers shall be provided with substantially the same information as shall be provided to the Lead Arranger or the lenders in respect of the Senior Credit Facilities pursuant to the Bank Commitment Letter. The Purchasers may share the foregoing information with their respective investors, lenders, limited partners, affiliates, directors, officers, employees and their respective counsel, consultants and advisors (including rating agencies) on a confidential basis so long as such lenders or other parties have entered into customary confidentiality arrangements with the Purchasers and, to the extent you are not a party to such confidentiality arrangements, the Purchasers shall be responsible to you for any breach of such confidentiality arrangements.
     6. Certain Information. HoldCo represents and warrants that (i) to the best of your knowledge after due inquiry all information (other than projections, including financial projections, forecasts and other forward-looking financial information, and information of a general economic or industry nature) provided by or on behalf of HoldCo, OpCo or the Sponsor (including with respect to the Company) to the Purchasers in connection with the transactions contemplated hereunder, when taken as a whole, does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such information is provided (after giving effect to all updates and supplements thereto) and (ii) the financial projections, forecasts and other forward-looking financial information that have been or will be made available to the Purchasers by or on behalf of HoldCo, OpCo or the Sponsor (including with respect to the Company) have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time made, it being understood and agreed that financial projections, forecasts and other forward-looking financial information are not a guarantee of financial performance and actual results may differ from such financial projections and such differences may be material. You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the information and financial projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the information and financial projections so that such representations will be correct in all material respects under those circumstances.
     7. No-Shop and Funding Takedown. From the date hereof until the earliest of: (a) the mutual agreement of the parties hereto not to pursue the execution of the Definitive Agreements; (b) the termination of such Definitive Agreements in accordance with the terms thereof; (c) the Closing of the issuance of the Notes as provided herein; (d) if the Closing of the issuance of the Notes as provided shall not have theretofore occurred, the Termination Date (or such later date as you and the Purchasers shall have mutually agreed to extend the Purchasers’ commitment hereunder); and (e) the termination of the Acquisition Agreement (such period, the

“No-Shop Period”), so long as the Purchasers continue to be willing to purchase the Notes on the terms and conditions set forth in this Commitment Letter, you (i) shall not, and shall cause your affiliates, agents, representatives, counsel, consultants and advisors and any other person acting on your or their behalf not to, other than pursuant to this Commitment Letter, directly or indirectly solicit, participate in any negotiations or discussions with or provide or afford access to information to any third party with respect to, or otherwise facilitate, encourage or accept any offers for or otherwise effect the issuance or sale of the Notes or any alternative financing arrangements in connection with the Transactions (other than the Equity Contribution, the Senior Credit Facilities and the assumption of the existing indebtedness, each in the amounts contemplated hereby) that would have the effect of reducing the aggregate principal amount of the Notes to less than $410 million, and (ii) shall terminate or have terminated prior to the date hereof any agreement or arrangement related to the foregoing to which you or your affiliates are parties, as well as any activities and discussions related to the foregoing as may be continuing on the date hereof with any party other than the Purchasers and their representatives. You agree and acknowledge that, in conjunction with the closing of the Acquisition and subject to the terms and conditions set forth herein and in the Term Sheet, HoldCo and OpCo shall issue the Notes to the Purchasers. If the Transactions are not consummated during the No-Shop Period, but the Sponsor or any of its affiliates determine, during the period ending nine months after the end of the No-Shop Period, to proceed with the Acquisition, or any similar transaction in which you or your affiliates will acquire, directly or indirectly, all or a substantial portion of the stock or assets of the Company (including through the direct or indirect acquisition of the equity interests of, or merger with, any entity that owns or controls such stock or assets) (any such transaction, an “Alternate Transaction”), then you agree that you shall provide the Purchasers with the opportunity to provide mezzanine debt financing for such Alternate Transaction on the same terms and conditions and in the same amount (except to the extent the consideration for such Alternate Transaction may be less than the consideration payable for the Transactions and such reduction is allocated pro rata across the entire capital structure) as those set forth in the Term Sheet, which opportunity shall be exclusive to the extent relating to the mezzanine financing contemplated by this Commitment Letter and not greater than the amounts as set forth in the Term Sheet.
     8. Certain Payments and Expenses. In consideration of the Purchasers’ agreements hereunder, you agree to make, or cause the Companies to make, upon the occurrence of the Closing Date, the non-refundable Closing Payment to be made upon the Closing Date, as a reduction of the purchase price payable by the Purchasers for the Notes at the Closing. In addition, if the Closing Date occurs, you also agree to reimburse the Purchasers for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of the Purchasers’ attorneys (but limited to no more than one counsel named in the Term Sheet (and local counsel in each appropriate jurisdiction)) and advisors approved by you (which approval shall not be unreasonably withheld or delayed), plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with the Notes and the preparation, negotiation, execution and delivery of any related documentation (including, without limitation, this Commitment Letter and the annexes hereto and the Definitive Agreements) or the administration (including trustee fees), amendment, modification, enforcement or waiver thereof, whether incurred prior or subsequent to the date hereof. Moreover, you agree that if you enter into a definitive agreement in connection with the Acquisition that provides for the payment of a so-called “topping fee,” “break-up fee” or any similar termination fee or the payment or any other form of consideration (including reimbursement of expenses) in the event that the Acquisition is not consummated and as a result of which you are entitled to any such fees or consideration, you agree to pay (or cause your affiliates to whom such fees or consideration is paid) to the Purchasers, in immediately available funds, upon receipt by you or such affiliate of such fees or other consideration, an aggregate amount equal to reimbursement of the Purchasers’ costs and expenses that would otherwise have been reimbursed pursuant to this Commitment Letter if the Closing Date had occurred; provided, that if any such payment received under the Acquisition Agreement is insufficient to reimburse all of such costs and expenses of the Purchasers, you and the Sponsor and the Lead Arranger and Administrative Agent (as each such term is defined in the Bank Commitment Letter) under the Bank Commitment Letter, then such amount shall be paid on a pro rata basis to reimburse the costs and expenses of the Purchasers, you and the Sponsor, and the Lead Arranger and the Administrative Agent (as each such term is defined in the Bank Commitment Letter) under the Bank Commitment Letter. Any such amount payable to the Purchasers shall be payable in cash by you to the Purchasers when such payment is made to you or any of your affiliates.
     9. Confidentiality. Please note that this letter and its terms are exclusively for your information and may not be disclosed to any third party or circulated or referred to publicly without the prior written consent of the Purchasers except, after providing written notice to the Purchasers (to the extent not prohibited by law or court order from doing so), pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (i) this Commitment Letter to the Sponsor’s, HoldCo’s and OpCo‘s respective officers, directors, employees, members, managers, agents, attorneys, accountants and advisors who are directly involved in the consideration of the Transactions and who have been informed by you of the confidential nature of such terms and the letter and who have agreed to treat such information confidentially, (ii) this Commitment Letter to the Lead Arranger under the Bank Commitment Letter and to its counsel and a customary summary of the Term Sheet to the Lenders (as defined in the Bank Commitment Letter), to the respective counsel of each of the Lead Arranger and the Lenders and to rating agencies, (iii) this Commitment Letter to the Company to the extent you notify the Company of its obligations to keep such material confidential, and to the Company’s officers, directors, agents, attorneys, accountants and advisors who are directly involved in the consideration of the Facilities to the extent such persons agree to hold the same in confidence, (iv) this Commitment Letter as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof to the extent not prohibited by law or court order from doing so) and (v) this Commitment Letter in connection with any proxy statement or any other filing with the Securities and Exchange Commission or other applicable governmental authorities in connection with the Acquisition. Notwithstanding anything herein to the contrary, you or the Sponsor (and each of your respective employees, officers, directors, members, managers, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to you or the Sponsor relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure shall remain subject to the confidentiality provisions hereof (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates. The provisions of this paragraph shall survive any termination or completion of the arrangement provided by this Commitment Letter.
The Purchasers agree to treat as confidential all information provided to the Purchasers hereunder by or on behalf of you, the Sponsor or any of your or its respective subsidiaries or affiliates and will use such information solely for the purposes of performing the obligations set forth in this Commitment Letter; provided, however, that nothing herein will prevent the Purchasers from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such person agrees to inform you promptly thereof to the extent not prohibited by law or court order), (b) upon the request or demand of any regulatory authority having jurisdiction over such person or any of its affiliates, (c) to the extent that such information is publicly available or becomes publicly available other than by reason of improper disclosure by such person or any of its affiliates, (d) to such person’s affiliates and their respective officers, directors, partners, employees, investors, limited partners, lenders, legal counsel, independent auditors, and other experts, consultants or agents (including rating agencies) who need to know such information and on a confidential basis, (e) to potential and prospective Purchasers who agree to treat such information confidentially on terms not materially less restrictive than those set forth herein, (f) received by such person on a non-confidential basis from a source (other than you, the Sponsor or any of your or its affiliates, advisors, members, directors, employees, agents or other representatives) not known by such person to be prohibited from disclosing such information to such person by a legal, contractual or fiduciary obligation, or (g) to the extent that such information was already in the Purchasers’ possession or is independently developed by the Purchasers.
     10. Indemnification. In connection with arrangements such as this, it is our policy to receive indemnification. You agree to the provisions with respect to our indemnity and other matters set forth in Annex A, which are incorporated by reference into this letter.
     11. Other Activities. As you know, The Goldman Sachs Group, Inc. (“Goldman Sachs”) is a full service securities firm engaged, either directly or through its affiliates in various activities, including securities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, Goldman Sachs or its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Companies and other companies which may be the subject of the arrangements contemplated by this letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. Goldman Sachs and its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities or other debt obligations of the Companies or other companies which may be the subject of the arrangements contemplated by this letter. In addition, please note that Goldman Sachs and/or its affiliates have been retained as financial advisors (in such capacity, the “Financial Advisor”) by the Special Committee of the Board of Directors of the Company in connection with the Acquisition. You agree to any such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor or Goldman Sachs and/or its affiliates’ arranging or providing or contemplating arranging or providing financing for a competing bidder and, on the other hand, our and our affiliates’

relationships with you as described and referred to herein. You acknowledge that, in such capacity, the Financial Advisor may recommend to the Special Committee that it not pursue or accept your offer or proposal for the Acquisition or advise the Company in any other manner adverse to your interests.
     12. Governing Law; Jurisdiction. Each of the parties hereto irrevocably and unconditionally agrees that any suit or proceeding arising in respect to this letter or our commitment will be tried exclusively (subject to the proviso below) in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City of New York, and each of the parties agrees to submit to the exclusive jurisdiction of, and to venue in, such court This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws that would cause the application of the laws of another jurisdiction; provided, however, that with respect to matters relating to a Material Adverse Effect (as described in the fourth paragraph of this Commitment Letter) or claims related thereto, such matters shall be governed by and construed in accordance with the laws of the State of Delaware.
     13. Waiver of Jury Trial. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either our commitment or any matter referred to in this Commitment Letter is hereby waived by the parties hereto.
     14. No Beneficiaries; Assignments. This Commitment Letter may not be assigned by you without the prior written consent of the Purchasers (and any purported assignment without such consent will be null and void), and this Commitment Letter may not be assigned by the Initial Purchaser except as expressly permitted by this Commitment Letter (and any purported assignment in violation of this Commitment Letter will be null and void), is intended to be solely for the benefit of the parties hereto (and indemnified persons) and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and indemnified persons). This Commitment Letter may not be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto and thereto, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto.
     15. Entire Agreement. This Commitment Letter (and its Annexes, in particular the indemnity and other provisions in Annex A, the Term Sheet in Annex B and the conditions specified in Annex C) constitutes the only agreement that has been entered into among the parties hereto with respect to the Notes and sets forth the entire understanding of the parties with respect thereto and supersedes any prior written or oral agreements among the parties hereto with respect to the Notes. Certain capitalized terms used and not defined herein, but defined in the Term Sheet shall have the meaning given to them in the Term Sheet.
     16. Termination; Survival. The reimbursement, indemnification and confidentiality, provisions contained in this Commitment Letter and the provisions in paragraph 7, 8, 12, 13, 14 and 15 above and 17 below, shall survive and remain in full force and effect notwithstanding the termination of this Commitment Letter or the commitments and agreements of the Purchasers hereunder, except to the extent expressly provided otherwise in this Commitment Letter.
     17. Counterparts. This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof.
     18. USA Patriot Act. We hereby notify the Sponsor, you and the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), the Purchasers may be required to obtain, verify and record information that identifies the Sponsor, HoldCo, Merger Sub, the Company and each of the Guarantors, which information includes the names and addresses of HoldCo, Merger Sub, the Company and each of the Guarantors and other information that will allow the Purchasers to identify the Sponsor, HoldCo, Merger Sub, the Company and each of the Guarantors in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for all Purchasers.
     19. No Fiduciary Relationship. The Purchasers and its affiliates, including (without limitation), The Goldman Sachs Group, Inc. and the Lead Arranger (collectively “GS”) may have economic interests that conflict with those of HoldCo. You agree that GS will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between GS and HoldCo, its stockholders or its affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between GS, on the one hand, and HoldCo, on the other, (ii) in connection therewith and with the process leading to such transaction GS is acting solely as a principal and not the agent or fiduciary of HoldCo, its management, stockholders, creditors or any other person, (iii) GS has not assumed an advisory or fiduciary responsibility in favor of HoldCo with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether GS or any of its affiliates has advised or is currently advising HoldCo on other matters) or any other obligation to HoldCo except the obligations expressly set forth in this Commitment Letter and (iv) HoldCo has consulted its own legal and financial advisors to the extent it deemed appropriate. HoldCo further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. HoldCo agrees that it will not claim that GS has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to HoldCo, in connection with such transaction or the process leading thereto. In addition, GS may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, the Company, the Sponsor and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to GS hereunder and shall be subject to the duties binding to GS hereunder. In addition, please note that the Purchasers, GS and their affiliates do not provide accounting, tax or legal advice. Consistent with the policies of Goldman Sachs and its affiliates to hold in confidence the affairs of its customers, Goldman Sachs and its affiliates will not furnish confidential information obtained from or on behalf of you by virtue of the Transactions to any of its other customers. Furthermore, you acknowledge that neither Goldman Sachs nor any of its affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.
[SIGNATURE PAGES FOLLOW]

     This Commitment Letter shall not constitute a binding commitment of the Purchasers unless signed by you prior to the Commitment Termination Time. If the foregoing terms and conditions are acceptable to you, please so indicate by signing both of the enclosed copies of this Commitment Letter where indicated and returning one to the undersigned prior to the Commitment Termination Time whereupon this Commitment Letter shall become a binding agreement between us. If this Commitment Letter is not signed and returned as described in the preceding sentence by such date, this Commitment Letter will terminate at the Commitment Termination Time.

Very truly yours,

GS MEZZANINE PARTNERS V, L.P.

By:	GS MEZZANINE ADVISORS V, L.L.C.,
its general partner

By:	/s/ Oliver Thym

Name:	Oliver Thym
Title:	Managing Director
[GS Mezzanine Partners V, L.P. Signature page to the Commitment Letter]

Agreed to and Accepted as of January 14, 2008

SWINGSET HOLDINGS CORP.

By:	/s/ Jordan Hitch

Name:	Jordan Hitch
Title:	Secretary

SWINGSET ACQUISITION CORP.
By:	/s/ Jordan Hitch

Name:	Jordan Hitch
Title:	Secretary
[HoldCo and OpCo signature page to the Commitment Letter]